CETERA INVESTMENT SERVICES LLC
(SEC I.D. No. 8-31826)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2020
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Filed pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934 as a Public Document.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

**ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE**

SEC FILE NUMBER
8-31826

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING_____01/01/20_____AND ENDING_____12/31/20_____
                                                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
 Cetera Investment Services LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
400 First Street South, Suite 300
                                        (No. and Street)
 St. Cloud   MN   56301
    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Theodore Horwith   (310) 257-7782
                                                                        (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Deloitte & Touche LLP
                        (Name - if individual, state last, first, middle name)

555 W 5th Street, Suite 2700   Los Angeles   CA   90013
    (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2). SEC 1410 (06-02)

Deloitte.

Deloitte & Touche LLP

555 W. 5th Street,
Suite 2700
Los Angeles, CA 90013-1010
USA

Tel: +1 213 688 0800
Fax: +1 213-688 0100

www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
Cetera Investment Services LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Cetera Investment Services LLC (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte + Touche LLP

February 26, 2021

We have served as the Company's auditor since 2016.

Member of
Deloitte Touche Tohmatsu Limited

CETERA INVESTMENT SERVICES LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2020

ASSETS		
Cash and cash equivalents	$	32,592,271
Cash segregated under federal regulations		73,802,640
Receivable from clearing organizations, brokers and dealers		1,378,278
Receivable from customers		12,584,150
Commissions receivable		14,715,628
Related party receivables		9,051,259
Other receivables		4,953,919
Deferred charges		6,279,695
Intangible assets, net of accumulated amortization of $1,773,242		19,193,305
Other assets		8,307,997
Total assets	$	182,859,142

LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Payables to clearing organizations, brokers and dealers	$	852,239
Payables to customers		62,645,611
Commissions payable		26,350,754
Accrued compensation		4,292,364
Accrued expenses and accounts payable		3,959,789
Deferred revenue		897,660
Other liabilities		4,093,497
Total liabilities		103,091,914

COMMITMENTS AND CONTINGENCIES (Note 9)

MEMBER'S EQUITY		79,767,228
Total liabilities and member's equity	$	182,859,142

The accompanying notes are an integral part of this Statement of Financial Condition.

CETERA INVESTMENT SERVICES LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2020

NOTE 1 - ORGANIZATION AND DESCRIPTION OF THE COMPANY

Cetera Investment Services LLC (the "Company") is a broker-dealer registered under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company provides brokerage and insurance services to individuals nationally through financial institutions.

The Company is a wholly owned subsidiary of Cetera Financial Group, Inc. ("Cetera Financial") which is a wholly owned subsidiary of Cetera Financial Holdings, Inc. ("Cetera Holdings"). Cetera Holdings is a wholly owned subsidiary of Aretec Group, Inc. ("Aretec"). Aretec is a direct wholly owned subsidiary of GC Two Intermediate Holdings, Inc. which is a wholly owned subsidiary of GC Two Holdings, Inc.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Statement of Financial Condition was prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of the Statement of Financial Condition in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement. Accordingly, actual results could differ from those estimates, and these differences could be material.

Reportable Segment

The Company operates exclusively in the United States as one operating segment as it only reports financial information on an aggregate basis to its chief operating decision makers.

Cash and Cash Equivalents

Cash equivalents include highly liquid investments that are readily convertible to known amounts of cash and that are so near their maturity that they present insignificant risk of changes in value because of changes in interest rates.

Cash Segregated Under Federal Regulations

The Company segregates cash pursuant to the requirements of Securities and Exchange Commission ("SEC") Rule 15c3-3 for the exclusive benefit of customers.

Receivable from and Payable to Customers

Receivable from and payable to customers include amounts related to cash and margin transactions. Customer cash receivables and payables arise from timing differences in the receipt and disbursement of customer funds. In margin accounts, the Company extends credit to its customers to finance their purchases of securities. Securities owned by customers are held as collateral for margin receivables. Such collateral is not reflected in the Statement of Financial Condition.

Commissions Receivable and Payable

Commissions receivable includes commissions from brokerage, mutual fund and direct private placement transactions, traded but not yet received. Commissions receivable also includes mutual fund and annuity trailers. Commissions payable related to these transactions are recorded based on estimated payout ratios for each product as commission revenue is accrued.

Other Receivables

Other receivables primarily consist of accrued customer account fees, accrued reimbursements and allowances from product sponsors.

Deferred Charges

Deferred charges primarily consist of unamortized conversion and recruiting allowances provided to the Company's financial institution investment programs. The recruiting allowances are typically amortized over the term of the estimated customer useful life of approximately 20 years. Conversion allowances are typically amortized over the term of the program's contracts. As of December 31, 2020, the Company had unamortized deferred charges of $6,279,695. See Contract Acquisition Costs below.

Intangible Assets

The intangible assets that are deemed to have definite lives are amortized over their useful lives, generally from 4 - 20 years. See Note 5 – "Intangible Assets", for additional information.

Definite-lived intangible assets subject to amortization, are reviewed for impairment when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Recoverability of assets to be held and used is measured by comparing the carrying amount of an asset or asset group to estimated undiscounted future cash flows expected to be generated by the asset or asset group. If the carrying amount of an asset or asset group exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset or asset group exceeds the estimated fair value of the asset or asset group. There was no impairment of definite-lived intangible assets recognized during the year ended December 31, 2020.

Securities Owned, and Securities Sold, Not Yet Purchased

Securities owned, and securities sold, not yet purchased are recorded on a trade date basis. Securities owned, and securities sold not yet purchased are stated at fair value. As of December 31, 2020, securities owned of $66,768 are included in other assets. Securities sold, not yet purchased of $307,675, are included in other liabilities. See Note 3 – "Fair Value Measurements" for more information.

Other Assets

Other assets primarily consist of $3,192,140 alternative investments consisting of equity shares of the Depository Trust & Clearing Corporation ("DTCC") required to be purchased by the Company given its use of DTCC services. In addition, prepaid expenses of $1,774,039 are included in other assets.

Deferred Credits

Deferred credits primarily consist of contract rebates received on the signing of the Company's service bureau contract. The contract rebates are accreted over the 8-year term of the contract. The unaccreted deferred credits of $651,041 are included in deferred revenue in the Statement of Financial Condition.

Contract Acquisition Costs

The Company identifies all significant costs to obtain or fulfill a contract with a customer. These costs generally fall within referral costs, financial advisor related costs, and transfer costs incurred by underlying customers of the acquired financial advisor. Transfer costs related to customers are recognized as assets and are amortized over the estimated customer relationship life on a straight-line basis. Referral costs and other financial advisor related costs are recognized as assets and are amortized over the estimated financial advisor relationship life on a straight-line basis. These assets are presented in the deferred charges line of the Company's Statement of Financial Condition. To the extent that these costs are initially estimated and accrued for, adjustments are made based on actual costs incurred. See Deferred Charges above.

Recently Adopted Accounting Pronouncements

In December 2019, the FASB issued ASU 2019-12, "Simplifying Accounting for Income Taxes", which modifies ASC 740, Income Taxes, as part of its simplification initiative. ASU 2019-12 eliminates certain exceptions to the general principles in ASC 740 and also clarifies and amends existing guidance to improve consistent application. The Company early adopted ASU 2019-12 for the year ended December 31, 2019 and, therefore has not included income tax expense or deferred tax assets and liabilities within the financial statement as it is a single member LLC that is disregarded by the taxing authority and not subject to income tax on a stand-alone basis.

In June 2016, the FASB" issued ASU 2016-13, "Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments," which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Entities will use forward-looking information to better form their credit loss estimates. The ASU also requires enhanced disclosures to help financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of an entity's portfolio. The Company adopted the provisions of this guidance on January 1, 2020. The adoption did not have a material impact on the Company's financial statement.

In August 2018, the FASB issued ASU 2018-13, "Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement." ASU 2018-13 removes or modifies certain current disclosures and adds additional disclosures. The changes are meant to provide more relevant information regarding valuation techniques and inputs used to arrive at measures of fair value, uncertainty in the fair value measurements, and how changes in fair value measurements impact an entity's performance and cash flows. ASU 2018-13 becomes effective beginning after December 15, 2019. The Company adopted the provisions of this guidance on January 1, 2020. The adoption did not have a material impact on the Company's financial statement.

Recently Issued Accounting Pronouncements

There are no recently issued accounting pronouncements that would materially impact the Company's Financial Statement and related disclosures.

NOTE 3 - FAIR VALUE MEASUREMENTS

The Company determines fair value based on quoted prices when available or through the use of alternative approaches, such as discounting the expected cash flows using market interest rates commensurate with the credit quality and duration of the investment. U.S. GAAP defines three levels of inputs that may be used to measure fair value:

Level 1 - Quoted prices in active markets for identical assets and liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset and liability or can be corroborated with observable market data for substantially the entire contractual term of the asset or liability.

Level 3 - Unobservable inputs that reflect the entity's own assumptions about the data inputs that market participants would use in the pricing of the asset or liability and are consequently not based on market activity.

The determination of where an asset or liability falls in the hierarchy requires significant judgment and considers factors specific to the asset or liability. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is the most significant to the fair value measurement in its entirety.

A review of the fair value hierarchy classification is conducted on an annual basis. Changes in the type of inputs used in determining fair value may result in a reclassification for certain assets. The Company assumes all transfers occur at the beginning of the reporting period in which they occur. For the year ended December 31, 2020, there were no transfers between Levels 1, 2 and 3.

The Company's fair value hierarchy for those assets measured at fair value on a recurring basis by product category as of December 31, 2020 is as follows:

	Level 1	Level 2	Level 3	Total
Assets:				
Cash equivalents - money market funds	$ 101,493	$ -	$ -	$ 101,493
Securities owned - recorded in other assets:				
Equity securities	37,095	-	-	37,095
Certificate of deposits	-	5,422	-	5,422
Corporate bonds	-	24,250	-	24,250
Total securities owned	37,095	29,672	-	66,767
Total	$ 138,588	$ 29,672	$ -	$ 168,260
	Level 1	Level 2	Level 3	Total
Liabilities:				
Securities sold, not yet purchased - recorded in other liabilities:				
Equity securities	$ 1,157	$ -	$ -	$ 1,157
Certificate of deposits	-	306,518	-	306,518
Total	$ 1,157	$ 306,518	$ -	$ 307,675

Cash equivalents include money market mutual fund instruments, which are short term in nature with readily determinable values derived from active markets. Publicly traded equity securities with sufficient trading volume are fair valued by management using quoted prices in active markets. Accordingly, these securities are classified within Level 1. Certificate of deposits and corporate bonds are fair valued by management using third-party pricing services and are classified within Level 2.

NOTE 4 - RECEIVABLE FROM AND PAYABLE TO BROKERS, DEALERS AND CLEARING ORGANIZATIONS

Receivable from and payable to brokers, dealers and clearing organizations result from the Company's processing of customer transactions and consisted of the following as of December 31, 2020:

Receivables:	
Omnibus account receivable	$ 1,336,121
Fails to deliver	14,457
Securities borrowed	27,700
Total	$ 1,378,278
Payables:	
Clearing organization	$ 799,507
Fails to receive	52,732
Total	$ 852,239

NOTE 5 –INTANGIBLE ASSETS

The intangible assets that are deemed to have definite lives are amortized over their useful lives. The intangible assets acquired included financial advisor relationships and non-compete agreements. The financial advisor relationships intangible asset represents the value associated with expected future revenue streams to be generated by affiliated investment advisors. The value of the non-compete agreement is based on the expected savings, by avoiding revenue lost to a competitor, due to having the agreement in place. The savings occur over the term of the agreement.

The following tables present the components of intangible assets with definite lives subject to amortization at December 31, 2020:

The Company amortizes intangible assets with definite lives on a straight-line basis over their useful lives. None of the intangible assets with definite lives are anticipated to have a residual value.

As of December 31, 2020	Gross Carrying Amount	Accumulated amortization	Net Carrying Amount	Weighted Average Remaining Useful Life (years)
Financial advisor relationship	$ 20,494,193	$ (1,537,064)	$ 18,957,129	18.5
Non-compete agreements	472,354	(236,178)	236,176	1.5
Total	$ 20,966,547	$ (1,773,242)	$ 19,193,305	

NOTE 6 - EMPLOYEE BENEFIT PLANS

The employees of the Company are covered by a 401(k) defined contribution plan and a health and welfare plan that are administered by Cetera Financial. Subject to eligibility requirements, all employees are eligible to participate. The 401(k) plan features an employer-matching program. The health and welfare plan is a self-insured plan sponsored by Cetera Financial. Costs of the plans are allocated to the Company based on rates determined by Cetera Financial. The Company had no separate employee benefit plans in 2020 and relied on Cetera Financial to cover all eligible employees. All benefits that were paid by Cetera Financial were charged back to the Company for reimbursement.

NOTE 7 - RELATED PARTY TRANSACTIONS

Cetera Financial allocates a portion of its general administrative expenses to the Company based on factors including assets under management, sales volume, number of personnel and producing advisors. Such expenses include compensation and benefits, overhead services related to marketing and communication, information technology, finance and administration, operations, office space and risk management. In 2020, the Company allocated expenses to its related party, Cetera Investment Advisors LLC ("CIA"), per an expense sharing agreement. These expenses consist of compensation and benefits, overhead services related to finance and administration, operations, and information technology.

Because these transactions and agreements are with affiliates, they might not have been the same as those recorded if the Company were not a wholly owned subsidiary of Cetera Financial. As of December 31, 2020, there were $1,878,948 of outstanding receivable from CIA. As of December 31, 2020, there were $7,125,037 outstanding receivable from Cetera Financial primarily due to Strategic partnership revenue received by Cetera Financial on behalf of the Company.

The Company provides custodial services for certain customer retirement accounts of two affiliated companies, Cetera Advisors LLC and Cetera Advisor Networks LLC.

Given the credit agreements Aretec has with its lenders, in the event of a default the Company's assets could be used to satisfy Aretec's obligations.

NOTE 8 - OFF BALANCE SHEET RISK

The Company is engaged in various principal and brokerage activities with counterparties primarily including broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty.

In the event a customer fails to satisfy its cash or margin account obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. The Company seeks to control the risk associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and pursuant to such guidelines, requires customers to deposit additional collateral or reduce positions, when necessary.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company maintains its cash in bank deposit accounts, the balances of which, at times, may exceed federally insured limits. Exposure to credit risk is reduced by maintaining the Company's banking relationships with high credit quality financial institutions.

The Company holds securities that can potentially subject the Company to market risk. The amount of potential gain or loss depends on the securities performance and overall market activity. The Company monitors its securities positions on a monthly basis to evaluate its positions and if applicable, may elect to sell all or a portion to limit the loss.

NOTE 9 - COMMITMENTS AND CONTINGENCIES

Service contracts - The Company has contracted for technology processing services. The following table shows the future annual minimum payments due:

	Year Ended December 31
2021	$ 2,700,000
Total	$ 2,700,000

Line of credit - The Company has a $50,000,000 uncommitted collateralized line of credit with a nationally recognized financial institution. The line of credit has an expiration date of August 31,2024. There were no outstanding borrowings as of December 31, 2020.

Legal and regulatory proceedings related to business operations - The Company is involved in legal proceedings from time to time arising out of business operations, including arbitrations and lawsuits involving private claimants, subpoenas, investigations and other actions by government authorities and self-regulatory organizations. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek indeterminate damages, the Company cannot estimate what the possible loss or range of loss related to such matters will be. The Company recognizes a loss with regard to a legal proceeding when it believes it is probable a loss has occurred and the amount can be reasonably estimated. If some amount within a range of loss appears at the time to be a better estimate than any other amount within the range, the Company accrues that amount. When no amount within the range is a better estimate than any other amount, the Company accrues the minimum amount in the range. The Company maintains insurance coverage, including general liability, directors and officers, errors and omissions, excess entity errors and omissions and fidelity bond insurance.

The Company is a registered broker-dealer and, as such, is subject to the continual scrutiny of those who regulate its industry, including FINRA, the United States Securities and Exchange Commission ("SEC"), and the various securities commissions of the states and jurisdictions in which it operates. As part of the regulatory process, the Company is subject to routine examinations, the purpose of which is to determine the Company's compliance with rules and regulations promulgated by the examining regulatory authority. It is not uncommon for the regulators to assert, upon completion of an examination, that the Company has violated certain of these rules and regulations. Where possible, the Company endeavors to correct such asserted violations. In certain circumstances, and depending on the nature and extent of the violations, the Company may be subject to disciplinary action, including fines.

Defense costs related to legal and regulatory proceedings are expensed as incurred. When there is indemnification or insurance, the Company may engage in defense or settlement and subsequently seek reimbursement for such matters.

The Company does not believe, based on currently available information, that the outcomes of any such matters will have a material adverse effect on the Company's financial condition.

NOTE 10 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. The Company computes its net capital pursuant to the alternative method provided for in the Rule, which requires the maintenance of minimum net capital of the greater of $250,000 or 2% of aggregate debit items.

At December 31, 2020, the Company had net capital of $29,969,157, which was $29,719,157 in excess of required net capital of $250,000.

NOTE 11 - SUBSEQUENT EVENTS

The Company has evaluated activity through the date the Statement of Financial Condition was issued and concluded that no subsequent events have occurred that would require recognition or disclosure in the Financial Statement.

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